ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624	Exhibit 12

[     ], 2009

DWS Japan Equity Fund,

DWS Investors Fund, Inc.

345 Park Avenue

New York, NY 10154

DWS International Value Opportunities Fund

DWS International Fund, Inc.

345 Park Avenue

New York, NY 10154

Ladies and Gentlemen:

We have acted as counsel in connection with the Agreement and Plan of Reorganization (the “Agreement”) dated                 between DWS Investors Fund, Inc. (“Acquired Corporation”), a Maryland corporation, on behalf of DWS Japan Equity Fund (“Acquired Fund”), and DWS International Fund, Inc. (“Acquiring Corporation”), a Maryland corporation, on behalf of DWS International Value Opportunities Fund (“Acquiring Fund,” and, together with Acquired Fund, each a “Fund” and collectively the “Funds”).

The Agreement describes a proposed transaction (the “Reorganization”) to occur as of the date of this letter (the “Closing Date”), pursuant to which Acquiring Fund will acquire all of the assets of Acquired Fund in exchange for shares of beneficial interest in Acquiring Fund (the “Acquiring Fund Shares”) and the assumption by Acquiring Fund of all of the liabilities of Acquired Fund following which the Acquiring Fund Shares received by Acquired Fund will be distributed by Acquired Fund to its shareholders in liquidation and termination of Acquired Fund. This opinion as to certain U.S. federal income tax consequences of the Reorganization is furnished to you pursuant to Section 8.5 of the Agreement. Capitalized terms not defined herein are used herein as defined in the Agreement.

Acquired Fund is a series of Acquired Corporation which is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company. Shares of Acquired Fund are redeemable at net asset value at each shareholder’s option. Acquired Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).

Acquiring Fund is a series of Acquiring Corporation, which is registered under the 1940 Act as an open-end management investment company. Shares of Acquiring Fund are redeemable at net asset value at each shareholder’s option. Acquiring Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Code.

For purposes of this opinion, we have considered the Agreement, the Prospectus/Proxy Statement dated [    ], and such other items as we have deemed necessary to render this opinion. In addition, you have provided us with letters dated as of the date hereof (the “Representation Letters”), representative as to certain facts, occurrences and information upon which you have indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

In reviewing the foregoing materials, we have assumed, with your permission, the authenticity of original documents, the accuracy of copies, the genuineness of signatures, the legal capacity of signatories, and the proper execution of documents. We have further assumed that (i) all parties to the Agreement and any other documents examined by us have acted, and will act, in accordance with the terms of such Agreement and documents, and that the Reorganization will be consummated pursuant to the terms and conditions set forth in the Agreement without the waiver or modification of any such terms and conditions; and (ii) all representations contained in the Agreement, as well as those representations contained in the Representation Letters, are true and complete.

Based on the Representation Letters, customary assumptions, and our review of the documents and items referred to above, we are of the opinion that generally, although the matter is not free from doubt and subject to the final paragraphs hereof, for U.S. federal income tax purposes:

(i)	The Reorganization will constitute a “reorganization” within the meaning of Section 368(a) of the Code, and Acquiring Fund and Acquired Fund each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

(ii)	Under Sections 361 and 357(a) of the Code, no gain or loss will be recognized by Acquired Fund upon the transfer of Acquired Fund’s assets to Acquiring Fund in exchange for the Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Acquired Fund, or upon the distribution of the Acquiring Fund Shares by Acquired Fund to its shareholders in liquidation;

(iii)	Under Section 354 of the Code, no gain or loss will be recognized by Acquired Fund shareholders upon the exchange of their Acquired Fund shares for the Acquiring Fund Shares;

(iv)	Under Section 358 of the Code, the aggregate basis of the Acquiring Fund Shares an Acquired Fund shareholder receives in connection with the Reorganization will be the same as the aggregate basis of his or her Acquired Fund shares exchanged therefor;

(v)	Under Section 1223(l) of the Code, an Acquired Fund shareholder’s holding period for his or her Acquiring Fund Shares will be determined by including the period for which he or she held the Acquired Fund shares exchanged therefor, provided that he or she held such Acquired Fund shares as capital assets;

(vi)	Under Section 1032 of the Code, no gain or loss will be recognized by Acquiring Fund upon the receipt of the assets of Acquired Fund in exchange for the Acquiring Fund Shares and the assumption by Acquiring Fund of all the liabilities of Acquired Fund;

(vii)	Under Section 362(b) of the Code, the basis in the hands of Acquiring Fund of the assets of Acquired Fund transferred to Acquiring Fund in the Reorganization will be the same as the basis of such assets in the hands of Acquired Fund immediately prior to the transfer;

(viii)	Under Section 1223(2) of the Code, the holding periods of the assets of Acquired Fund in the hands of Acquiring Fund will include the periods during which such assets were held by Acquired Fund; and

(ix)	Acquiring Fund will succeed to and take into account the items of Acquired Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Regulations thereunder.

We express no view with respect to the effect of the reorganization of any transferred asset as to which any unrealized gain or loss is required to be recognized under federal income tax principles (i) at the end of a taxable year or (ii) on the termination or transfer thereof without reference to whether such a termination or transfer would otherwise be a taxable transaction.

In connection with this opinion, we call your attention to Revenue Ruling 87-76, 1987-2 C.B. 84, published by the Internal Revenue Service (“IRS”). In that ruling, the IRS held that the so-called “continuity of business enterprise” requirement necessary for tax-free reorganization treatment was not met in the case of an acquisition of an investment company which invested in corporate stocks and bonds by an investment company which invested in municipal bonds. Specifically, the IRS based its ruling on its conclusion that the business of investing in corporate stocks and bonds is not the same line of business as investing in municipal bonds. We believe that the IRS’s conclusion in this ruling has always been questionable. In addition, a series of private letter rulings issued in July 2005 and subsequent private letter rulings (on which, under Code Section 6110(k)(3), we are not permitted to rely, but that indicate the IRS’s view on issues) suggest that the IRS’s position on this issue is evolving: the IRS relied upon historic business representations to conclude that the reorganization satisfied the continuity of business enterprise requirement. However, even if the IRS’s 1987 revenue ruling were a correct statement of law, the facts of this Reorganization are distinguishable from those in the ruling.

We believe that Acquiring Fund and Acquired Fund are both engaged in the same line of business. Each is an actively-managed open-end investment company that seeks capital appreciation by investing primarily in equity securities of non-U.S. companies across a range of market capitalizations. The Funds share a similar portfolio allocation among value, core and growth stocks, and invest almost exclusively in developed markets and in almost identical proportions across the manufacturing, service and information industry sectors. After the Reorganization, Acquiring Fund will continue that line of business for the benefit of the stockholders of both Acquired and Acquiring Funds. While Acquiring Fund will dispose of securities formerly held by Acquired Fund, these dispositions will be fully consistent with the shared historic investment policies of both Funds and all proceeds generated by such dispositions will be reinvested in a manner fully consistent with the shared historic investment policies of both Funds and all proceeds generated by such dispositions will be reinvested in a manner fully consistent with such policies. In these circumstances, we are of the opinion that Acquiring Fund will have continued the historic business of Acquired Fund for the benefit of, among others, the historic stockholders of Acquired Fund, and that the continuity of business enterprise doctrine should, as a result, be fulfilled. However, because Revenue Ruling 87-76 is the only ruling on which taxpayers can rely (i.e., the only ruling that is not a private ruling) dealing specifically with the application of the “continuity of business enterprise” requirement to a reorganization involving investment companies, our opinion cannot be free from doubt. No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law will concur with the opinion set forth above.

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Our opinion is based on the Code, Treasury Regulations, IRS rulings, judicial decisions and other applicable authority, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed above.

Very truly yours,
Ropes & Gray LLP